Exhibit 99.3

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	March 31, 2014	December 31, 2013

Assets
Current
Accounts receivable		$298	$263
Other		44	57
Deferred funding assets	3	128	139
Risk management	8	—	2

		470	461

Non-current
Deferred funding assets	3	181	184
Exploration and evaluation assets	4	669	645
Property, plant and equipment	5	9,087	9,392
Goodwill		1,887	1,912
Risk management	8	70	50

		11,894	12,183

Total assets		$12,364	$12,644

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$633	$654
Dividends payable		69	68
Current portion of long-term debt	6	66	64
Risk management	8	60	24

		828	810

Non-current
Long-term debt	6	2,287	2,394
Decommissioning liability	7	548	603
Risk management	8	8	16
Deferred tax liability		1,126	1,102
Other non-current liabilities		5	9

		4,802	4,934

Shareholders’ equity
Shareholders’ capital	9	9,138	9,124
Other reserves		83	80
Deficit		(1,659)	(1,494)

		7,562	7,710

Total liabilities and shareholders’ equity		$12,364	$12,644

See accompanying notes to the unaudited interim consolidated financial statements.

Subsequent event (Note 9)

PENN WEST FIRST QUARTER 2014	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 18

Penn West Petroleum Ltd.

Consolidated Statements of Income (Loss)

	Three months ended March 31
(CAD millions, except per share amounts, unaudited)	Note	2014	2013

Oil and natural gas sales		$688	$696
Royalties		(120)	(119)

		568	577

Risk management gain (loss)
Realized		(20)	8
Unrealized	8	(38)	(73)

		510	512

Expenses
Operating		176	217
Transportation		6	8
General and administrative		36	43
Restructuring		4	—
Share-based compensation	10	9	8
Depletion and depreciation	5	195	279
Loss on dispositions		59	—
Unrealized risk management gain	8	(28)	(5)
Unrealized foreign exchange loss		75	29
Financing	6	41	45
Accretion	7	9	11

		582	635

Loss before taxes		(72)	(123)

Deferred tax expense (recovery)		24	(26)

Net and comprehensive loss		$(96)	$(97)

Net loss per share
Basic		$(0.20)	$(0.20)
Diluted		$(0.20)	$(0.20)
Weighted average shares outstanding (millions)
Basic	9	490.4	481.7
Diluted	9	490.4	481.7

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST FIRST QUARTER 2014	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 19

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended March 31
(CAD millions, unaudited)	Note	2014	2013

Operating activities
Net loss		$(96)	$(97)
Depletion and depreciation	5	195	279
Loss on dispositions		59	—
Accretion	7	9	11
Deferred tax expense (recovery)		24	(26)
Share-based compensation	10	3	3
Unrealized risk management loss	8	10	68
Unrealized foreign exchange loss		75	29
Decommissioning expenditures	7	(13)	(18)
Change in non-cash working capital		(34)	7

		232	256

Investing activities
Capital expenditures		(205)	(427)
Property dispositions (acquisitions), net		213	9
Change in non-cash working capital		(6)	18

		2	(400)

Financing activities
Increase (decrease) in bank loan		(180)	243
Issue of equity		—	2
Dividends paid		(54)	(101)

		(234)	144

Change in cash		—	—
Cash, beginning of period		—	—

Cash, end of period		$—	$—

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST FIRST QUARTER 2014	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 20

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total

Balance at January 1, 2014		$9,124	$80	$(1,494)	$7,710
Net and comprehensive loss		—	—	(96)	(96)
Share-based compensation	10	—	3	—	3
Issued to dividend reinvestment plan	9	14	—	—	14
Dividends declared	9	—	—	(69)	(69)

Balance at March 31, 2014		$9,138	$83	$(1,659)	$7,562

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total

Balance at January 1, 2013		$8,985	$97	$(208)	$8,874
Net and comprehensive loss		—	—	(97)	(97)
Share-based compensation	10	—	3	—	3
Issued on exercise of options and share rights	9	8	(6)	—	2
Issued to dividend reinvestment plan	9	28	—	—	28
Dividends declared	9	—	—	(130)	(130)

Balance at March 31, 2013		$9,021	$94	$(435)	$8,680

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST FIRST QUARTER 2014	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 21

Notes to the Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 8)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Penn West’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across Penn West’s portfolio of assets, without regard to the geographic location of projects. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

2. Statement of compliance and basis of presentation

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Penn West’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the annual consolidated financial statements as at and for the year ended December 31, 2013.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on April 30, 2014.

b) Basis of Presentation

The interim consolidated financial statements include the accounts of Penn West and its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 22

c) Changes in accounting policies

During the first quarter of 2014, Penn West adopted the following standards all of which were applied retrospectively.

IAS 32, “Financial Instruments: Presentation”, which clarifies the requirements for offsetting financial assets and liabilities. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability. There was no impact to us on adoption of this standard.

IFRIC 21 “Levies” provides guidance on accounting for levies in accordance with the requirements of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. There was no impact to us on adoption of this standard.

3. Deferred funding assets

Deferred funding amounts are the amounts recoverable from partners of certain Penn West costs incurred under its joint ventures. In the Peace River Oil Partnership, Penn West recovers a portion of its share of certain capital and operating costs and in the Cordova Joint Venture, a portion of its share of certain capital expenditures. Amounts expected to be settled within the next 12 months are classified as current assets.

	March 31, 2014	December 31, 2013
Peace River Oil Partnership	$223	$235
Cordova Joint Venture	86	88

Total	$309	$323

Current portion	$128	$139
Long-term portion	181	184

Total	$309	$323

4. Exploration and evaluation (“E&E”) assets

	Three months ended March 31, 2014	Year ended December 31, 2013
Balance, beginning of period	$645	$609
Capital expenditures	19	18
Joint venture, carried capital	5	62
Expense	—	(44)

Balance, end of period	$669	$645

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 23

5. Property, plant and equipment

Cost	Three months ended March 31, 2014	Year ended December 31, 2013
Balance, beginning of period	$19,593	$19,798
Capital expenditures	186	797
Joint venture, carried capital	2	22
Acquisitions	9	18
Dispositions	(534)	(1,033)
Decommissioning additions (dispositions), net	(51)	(9)

Balance, end of period	$19,205	$19,593

Accumulated depletion and depreciation	Three months ended March 31, 2014	Year ended December 31, 2013
Balance, beginning of period	$10,201	$8,906
Depletion and depreciation	195	1,050
Impairments	—	742
Dispositions	(278)	(497)

Balance, end of period	$10,118	$10,201

Net book value	March 31, 2014	December 31, 2013
Total	$9,087	$9,392

6. Long-term debt

	Amount (millions)		Maturity dates	Average interest rate		March 31, 2014	December 31, 2013
2007 Notes	US$475		2015 – 2022	5.80%		$525	$505
2008 Notes	US$480, CAD$30		2016 – 2020	6.25%		560	541
UK Notes	£57		2018	6.95	% (1)	105	100
2009 Notes	US$149, £20, €10, CAD$5	(2)	2014 – 2019	8.85	% (3)	222	213
2010 Q1 Notes	US$250, CAD$50		2015 – 2025	5.47%		326	316
2010 Q4 Notes	US$170, CAD$60		2015 – 2025	5.00%		248	240
2011 Notes	US$105, CAD$30		2016 – 2021	4.49%		146	142

Total senior unsecured notes						2,132	2,057
Credit facility advances						221	401

Total long-term debt						$2,353	$2,458

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of $5 million, and extend over the remaining six years.
(3)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

The split between current and non-current long-term debt is as follows:

	March 31, 2014	December 31, 2013
Current portion	$66	$64
Long-term portion	2,287	2,394

Total	$2,353	$2,458

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 24

There have been no senior unsecured notes issued in 2014 or 2013. The change in the carrying values is due to conversion to Canadian dollar equivalents at the balance sheet date. Penn West has $641 million of the repayment terms of the senior unsecured notes hedged at an average of US$1.00 equals CAD$1.00 for which the offsetting gain or loss is recorded as unrealized risk management on foreign exchange contracts.

Additional Information on Penn West’s senior unsecured notes was as follows:

	March 31, 2014	December 31, 2013
Weighted average remaining life (years)	4.3	4.5
Weighted average interest rate (1)	6.1%	6.1%

(1)	Includes the effect of cross currency swaps.

The Company has a four-year, unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $3.0 billion. The facility expires on June 30, 2016 and is extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At March 31, 2014, the Company had approximately $2.8 billion of unused credit capacity available.

Drawings on the Company’s credit facility are subject to fluctuations in short-term money market rates as they are generally held in short-term money market instruments. As at March 31, 2014, 10 percent (2013 – none) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

The Company is subject to certain financial covenants under its unsecured, syndicated credit facility and the senior unsecured notes. These financial covenants are typical for senior unsecured lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization as defined in Penn West’s lending agreements. As at March 31, 2014, the Company was in compliance with all of its financial covenants.

Letters of credit totalling $7 million were outstanding on March 31, 2014 (2013 – $7 million) that reduce the amount otherwise available to be drawn on the syndicated facility.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For the first three months of 2014, an expense of $1 million (2013 – $2 million) was incurred to reflect that the floating interest rate was lower than the fixed interest rate transacted under Penn West’s interest rate swaps. Penn West’s outstanding interest rate swaps expired in January 2014.

7. Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2013 – 2.0 percent) to estimated future decommissioning costs and discounting the inflated amounts using a credit-adjusted rate of 6.5 percent (December 31, 2013 – 6.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

Changes to the decommissioning liability were as follows:

	Three months ended March 31, 2014	Year ended December 31, 2013
Balance, beginning of period	$603	$635
Net liabilities incurred (disposed) (1)	(60)	(90)
Increase in liability due to change in estimate	9	81
Liabilities settled	(13)	(66)
Accretion charges	9	43

Balance, end of period	$548	$603

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 25

8. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior unsecured notes described in Note 6, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank facility. At March 31, 2014, the estimated fair values of the principal and interest obligations of the outstanding unsecured notes totalled $2.3 billion (December 31, 2013 – $2.2 billion) compared to the carrying value of $2.1 billion (December 31, 2013 – $2.1 billion).

As at March 31, 2014 and December 31, 2013, the only asset or liability measured at fair value on a recurring basis was risk management which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The fair values of all outstanding commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income through risk management.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Three months ended March 31, 2014	Year ended December 31, 2013
Balance, beginning of period	$12	$58
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	(38)	(94)
Electricity swaps	1	—
Interest rate swaps	1	9
Foreign exchange forwards	18	27
Cross currency swaps	8	12

Total fair value, end of period	$2	$12

Based on March 31, 2014 pricing, a $1.00 change in the price per barrel of liquids would have changed pre-tax unrealized risk management by $3 million and a $0.10 change in the price per mcf of natural gas would have changed pre-tax unrealized risk management by $1 million.

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 26

Penn West had the following financial instruments outstanding as at March 31, 2014. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)

Crude oil
WTI Collars	10,000 bbls/d	Apr/14 – Jun/14	US$93.20 to $101.00/bbl	$(2)
WTI Swaps	20,000 bbls/d	Apr/14 – Jun/14	US$93.74/bbl	(17)

Natural gas
AECO Forwards	90,000 mcf/d	Apr/14 – Dec/14	$3.90/mcf	(24)
AECO Collars	50,000 mcf/d	Apr/14 – Dec/14	$3.41 to $4.17/mcf	(10)
AECO Collars	70,000 mcf/d	Jan/15 – Dec/15	$3.69 to $4.52/mcf	(2)

Electricity swaps
Alberta Power Pool	70 MW	Apr/14 – Dec/14	$58.50/MWh	(3)
Alberta Power Pool	10 MW	Apr/14 – Dec/15	$58.50/MWh	(1)
Alberta Power Pool	70 MW	Jan/15 – Dec/15	$55.17/MWh	(3)
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh	—

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$641	2014 – 2022	1.000 CAD/USD	70

Foreign exchange forwards on revenues
	US$252	Apr/14 – Jun/14	1.0775 - 1.1050 CAD/USD	(2)

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(6)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	2
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	—

Total				$2

Penn West had an insignificant realized gain (2013 – $1 million) on electricity contracts which has been included in operating costs for the first quarter of 2014.

Market Risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks from those discussed in Penn West’s annual audited consolidated financial statements.

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 27

9. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2013	479,258,670	$8,985
Issued on exercise of equity compensation plans (1)	1,239,181	44
Issued to dividend reinvestment plan	9,275,996	95
Cancellations (2)	(696,563)	—

Balance, December 31, 2013	489,077,284	9,124
Issued to dividend reinvestment plan	1,611,664	14

Balance, March 31, 2014	490,688,948	$9,138

(1)	Upon exercise of options and restricted options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital. Included in the exercised amount for 2013 were 102,793 shares issued from Treasury as a result of individuals settling their restricted rights in common shares.
(2)	Relates to shares cancelled on prior acquisitions under the Plan of Arrangement Sunset clauses.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended March 31
Average shares outstanding (millions)	2014	2013
Basic and Diluted	490.4	481.7

For the first quarter of 2014, 22.0 million shares (2013 – 29.8 million) that would be issued under the Stock Option Plan (“Option plan”) and Common Share Rights Incentive Plan (“CSRIP”) were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

iii) Dividends

Including amounts funded by the Dividend Reinvestment Plan (“DRIP”), Penn West paid dividends of $0.14 per share totalling $68 million in the first quarter of 2014. On April 15, 2014, Penn West paid its first quarter dividend of $0.14 per share totalling $69 million. On April 30, 2014, Penn West declared its second quarter dividend of $0.14 per share to be paid on July 15, 2014 to shareholders of record on June 30, 2014.

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 28

10. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers. The plan came into effect on January 1, 2011.

Under the terms of the plan, the number of options reserved for issuance under the Option Plan plus the number of common share rights reserved for issuance under the CSRIP shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the Toronto Stock Exchange (“TSX”) for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

	Three months ended March 31, 2014		Year ended December 31, 2013
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	14,951,830	$17.63	15,737,400	$22.54
Granted	7,403,400	9.35	8,937,200	10.32
Exercised	—	—	(1,000,000)	10.24
Forfeited	(823,326)	16.19	(8,722,770)	19.85

Outstanding, end of period	21,531,904	$14.84	14,951,830	$17.63

Exercisable, end of period	6,937,732	$20.04	3,419,818	$23.46

CSRIP

The CSRIP includes Restricted Options, Restricted Rights and Share Rights.

	Three months ended March 31, 2014		Year ended December 31, 2013
Restricted options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,055,414	$23.84	10,535,361	$23.84
Forfeited	(2,574,938)	23.84	(7,479,947)	23.84

Outstanding, end of period	480,476	$23.84	3,055,414	$23.84

Exercisable, end of period	480,476	$23.84	3,055,414	$23.84

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 29

	Three months ended March 31, 2014		Year ended December 31, 2013
Restricted rights	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,055,414	$16.91	10,535,361	$13.32
Exercised (1)	—	—	(4,528,893)	6.65
Forfeited	(2,574,938)	16.72	(2,951,054)	16.45

Outstanding, end of period	480,476	$17.10	3,055,414	$16.91

Exercisable, end of period	480,476	$17.10	3,055,414	$16.91

(1)	Weighted average exercise price includes reductions of the exercise price for dividends paid.

The remaining Restricted Options and Restricted Rights are fully vested and expire in 2014. A Restricted Option and related Restricted Right must be exercised simultaneously with the Restricted Option settled in equity while the Restricted Right can be settled in common shares or cash, at the option of the holder.

The fair value of the Restricted Rights is classified as a liability due to the cash settlement feature. At March 31, 2014, the value of the restricted rights was nil (2013 – nil).

	Three months ended March 31, 2014		Year ended December 31, 2013
Share rights	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	40,310	$15.94	291,638	$11.99
Exercised (1)	—	—	(136,388)	6.23
Forfeited	(17,310)	15.51	(114,940)	15.03

Outstanding, end of period	23,000	$16.02	40,310	$15.94

Exercisable, end of period	23,000	$16.02	40,310	$15.94

(1)	Weighted average exercise price includes reductions of the exercise price for dividends paid.

The remaining Share Rights are fully vested and expire in 2014. The exercise price for Share Rights is reduced for dividends paid in certain circumstances.

There has been no issuance of restricted options, restricted rights or share rights subsequent to January 1, 2011, and there will be no issuance under these plans in the future.

Long-term retention and incentive plan (“LTRIP”)

Under the LTRIP, Penn West employees receive cash consideration that fluctuates based on Penn West’s share price on the TSX. Eligible employees receive a grant of a specific number of LTRIP awards (each of which notionally represents a common share) that vest over a three-year period with the cash value paid to the employee on each vesting date. If the service requirements are met, the cash consideration paid is based on the number of LTRIP awards vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date.

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 30

LTRIP awards (number of shares equivalent)	Three months ended March 31, 2014	Year ended December 31, 2013
Outstanding, beginning of period	2,813,769	1,951,655
Granted	2,482,550	3,102,225
Vested and paid	(1,015,686)	(780,228)
Forfeited	(124,353)	(1,459,883)

Outstanding, end of period	4,156,280	2,813,769

At March 31, 2014, LTRIP obligations of $7 million were classified as a current liability (December 31, 2013 – $10 million) included in accounts payable and accrued liabilities and $3 million were classified as a non-current liability (December 31, 2013 – $7 million) included in other non-current liabilities.

Deferred Share Unit (“DSU”) plan

The DSU plan became effective January 1, 2011, allowing Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan. At March 31, 2014, 120,312 DSUs (December 31, 2013 – 104,663) were outstanding and $1 million was recorded as a current liability (December 31, 2013 – $1 million).

Performance Share Unit (“PSU”) plan

The PSU plan became effective February 13, 2013, allowing Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance factors determined by the Board of Directors and the share price. Members of the Board of Directors are not eligible for the PSU Plan.

PSU awards (number of shares equivalent)	Three months ended March 31, 2014	Year ended December 31, 2013
Outstanding, beginning of period	969,723	—
Granted	549,000	1,544,429
Vested	(429,854)	(494,140)
Forfeited	(41,334)	(80,566)

Outstanding, end of period	1,047,535	969,723

The PSU obligation is classified as a liability due to the cash settlement feature. The change in the fair value of outstanding PSU awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends multiplied by a performance factor determined by the Board of Directors. At March 31, 2014, $2 million (December 31 2013 – $1 million) was classified as a current liability included in accounts payable and accrued liabilities and $2 million was classified as a non-current liability (December 31, 2013 – $2 million) included in other non-current liabilities.

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 31

Share-based compensation

Share-based compensation is based on the fair value of the options at the time of grant under the Option Plan and the CSRIP which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the LTRIP, DSUs and PSUs is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Three months ended March 31
	2014	2013
Options	$3	$3
LTRIP	4	4
PSU	2	1

Share-based compensation	$9	$8

The share-based compensation related to the CSRIP plans and the DSU was insignificant in both 2014 and 2013. The share price used in the fair value calculation of the Restricted Rights, LTRIP, DSU and PSU obligations at March 31, 2014 was $9.24 (2013 – $10.92).

A Black-Scholes option-pricing model was used to determine the fair value of options granted in 2014 under the Option Plan with the following fair value per option and weighted average assumptions:

	Three months ended March 31
	2014	2013
Average fair value of options granted (per share)	$1.26	$0.96
Expected life of options (years)	4.0	4.0
Expected volatility (average)	31.3%	33.6%
Risk-free rate of return (average)	1.4%	1.3%
Dividend yield	6.1%	9.9%

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

11. Commitments and contingencies

Penn West is involved in various claims and litigation in the normal course of business and records provisions for claims as required.

PENN WEST FIRST QUARTER 2014	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 32